Exhibit 21.1

GreenLight Biosciences Holdings, PBC

List of Subsidiaries

Name of Subsidiary*	Jurisdiction
GreenLight Biosciences, Inc. (100%)	Delaware, United States of America
GreenLight Security Corporation (100%)	Massachusetts, United States of America
GreenLight Biosciences Espana, S.L. (100%)	Spain

*	Percentage in parentheses indicates GreenLight Bioscience Holdings, PBC’s direct or indirect percentage ownership.